Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

Below is a transcript of a presentation given by Robert P. Kelly, Thomas A. Renyi and Gerald L. Hassell at the Citigroup 2007 Financial Services Conference on January 31, 2007.

Event ID: 1466638

Culture: en-US

Event Name: The Bank of New York at Citigroup 2007 Financial Services Conference

Event Date: 2007-01-31T19:00:00 UTC

Notes:

Converted From Text Transcript

Event ID: 1466638

C: Bob Kelly; Mellon Financial Corporation; Chairman, President & CEO

C: Gerald L. Hassell; Bank of New York; President

C: Thomas A. Renyi; Bank of New York; Chairman & CEO

C: Bob Kelly; Mellon Financial Corporation; Chairman, President & CEO

C: Gerald L. Hassell; Bank of New York; President

C: Thomas A. Renyi; Bank of New York; Chairman & CEO

P: Unidentified Audience Member;;

P: Unidentified Speaker;;

+++ Presentation

Bob Kelly: Well thanks, Brian. And good afternoon, everyone. I’m delighted to be here. Tom and Gerald are running a little bit late, and I don’t want you to view it as a merger integration issue, we’re doing just fine. I guess the President’s down on Wall Street today, and they got stuck in the traffic. Although I’ve got to be honest with you, they’ve been a little tardy in a few meetings and integration sessions, but I’ll come back to that.

We’re going to start with the Mellon story, and I’m not going to read the cautionary statement, and you’re all quite familiar with it. And we’ll give you a little sense of Mellon and my expectation is that Gerald and Tom will be around shortly. If they’re still stuck in traffic, we have [Todd Gibbons] with us today, who’ll be happy to go through Gerald’s slides and frankly, I’ve basically memorized every slide you guys have ever done, so I can help you, if you need, on that one too.

In terms of the basic strategies of Mellon, and these are going to be — you will see there’s tremendous similarities between both ourselves and our new partners at the Bank of New York — our strategy is to outperform, and really focus, on our high growth businesses. And those high growth businesses are two. It’s asset management and asset servicing. Now, we have a number of businesses under those umbrellas, but that’s how we’re going to focus going forward.

Along with that, while we continue to build our company, we’re going to maintain absolutely the best customer service in the world, which is certainly a hallmark of our company. Have superior investment performance, because over time, it just builds more organic growth, and, of course, the highest fiduciary standards. One of the things we’re tremendously proud of is the fact that avoided most of the regulatory scandals over the decade.

We do have a few margin issues, which I view as opportunities. And we’re going to be improving our margins over the next few years, and we’re going to be very careful with our deployment of capital to make sure that we build long-term value.

Highlights from 2006, it’s a year that’s difficult to complain about. We had revenue growth of 18%, and EPS growth of 20% on an operating basis. In behind that, we had absolutely superb organic growth in both asset management and the asset servicing businesses. And if you look at the total for that, just those two major categories of businesses is 91% of our earnings.

It’s also just not a one quarter story. We’ve had four quarters in a row of double-digit revenue and EPS growth. Our leads strong, total shareholder return was 26%, Bank of New York’s is 27%. We’re getting over that. And investment performance was very strong, which you’ll be able to see along with client satisfaction.

We made a couple of nice acquisitions last year, which were very friendly to shareholders, and of course we announced the merger with the Bank of New York. This is a graphical representation of our returns. We’re really, in the first half of the year, we are in line with our 19 peers, and a little bit ahead of the S&P 500, but once the markets start to get a little momentum, so did we. And you can see how we outperformed over the full six month period and the second half of the year.

We do have 20 peers. We actually scored — overall, we watch ourselves and we track ourselves against peers in every line of business, as well as overall, very, very carefully. We came fifth. So we edged into the first quartile of our top 20 companies that we compare ourselves to and actually pay ourselves against.

International momentum is evident. Five or six years ago, Mellon was not in the international business, really. If you think back to 2000, we had pre-tax earnings of about 5% of our company coming from outside of the U.S. In 2006, we grew it to 18%. Our goal is to get it to 25%, and I think it’s pretty evident that we’re going to blow through that in a reasonable period of time.

And my new partners just arrived and are taking their coats off. I’m feeling excellence here. Welcome, gents. Come on up.

In terms of how we’re doing versus goals, you’ll recall that back in November, Mellon made out some long-term goals for both revenue growth and pre-tax margin. And if you walk down through the businesses, you’ll see that Mellon Asset Management really outperformed its long-term revenue goal, 33% growth versus our target of 11% to 14%, obviously very strong.

Asset servicing, 24%, twice what we think we can do on an ongoing over-the-cycle sort of basis, overall, the 18% I spoke of a few moments ago. In terms of margin, we have two big opportunities. We have asset management, which is still lower than our targets, and asset servicing, which is materially lower than our targets as well. So when one thinks to our overall margin to 26%, based upon our existing mix of business, our goal is to get it to 29% to 30%.

Obviously, with our new combined company, we’re going to be looking to new goals. And the new management team and the executive team will be working on that, my expectation is it’ll probably take the rest of this year before we get to really understand each other’s businesses and the synergies. But we’ll come out with new goals in due course, whether it’s late this year or sometime early next year.

Moving on from there, if you just look at our main businesses, in terms of highlights, the first is Mellon Asset Management. And just, very quickly, you’ll see that we had record revenue growth, that we had two year [KGAR] of 24% and 33% in the year. Pre-tax earnings year-over-year were actually up 53%, an extraordinarily strong year based upon extraordinarily strong organic growth as well as performance fees.

Our assets under management hit $824 billion, which was a 31% increase year-over-year, and our two year CAGRs are just as strong. It was truly a record year for us. The following slide gives you a sense for the sort of organic growth that we’re seeing in Mellon Asset Management. You can see we had $72 billion last year, $63 the year before that, and so on and so forth. We’ve been averaging about $40 billion of organic flows every year, and that’s because we have superb investment management and very good distribution.

In fact, part of the story here is just our performance. 70% of our funds outperformed their benchmarks, and you can see we have a very nice mix of various products, and that’s part of the story here, as well. But performance, as you know, really maters in this business, and we’ve had it. And one of the ways in which you can see that the market recognizes that is through our organic flows versus our competitors. And again, we always want to benchmark ourselves against our peers.

So these would be our public peers, with everyone we can benchmark ourselves against, we benchmark ourselves. And you can see we tied with T. Rowe Price last year, with 10% organic growth, something that we’re delighted with and that will be something that we will always be showing you going forward. That is to say, how are each one of our lines of businesses doing vis a vis direct peers.

Asset servicing, another record year, 24% revenue growth, 25% pre-tax income growth, which we were delighted with. Assets under custody, we’re up 15% for the year, or 18% on a two-year KGAR basis. The team did a superb job with that business over the last several years, and particularly the last year.

And if one looks to the same sort of metrics, and that is organic growth, you’ll note that in each of the last two years on a combined basis, we generated about a trillion dollars in assets under custody. So very strong momentum. And frankly, that momentum is carrying through right to the beginning of the year as well. And we mentioned on the earnings call a week or two ago that we’ve actually won ten mandates since announcing the merger worth about $50 billion. We have good growth, and those pipelines are strong.

Here’s part of the reason. We have superior customer service. One of the things that we watch like hawks and we work very hard on is that there are three big independent surveys done around the world at different times during the year. We benchmark ourselves against those three all the time, and those are the three big ones.

And we’ve been number one or two in each of those [technical difficulty] years. And in the end, that has huge advantages for us. It keeps our client retention rates very high and ensures overall that we can cross-sell in terms of other products, and at the margin, I think it helps our revenue growth rates as well.

Private wealth is a slightly different story. If you look to that business, and of course, we’re growing it aggressively, we opened five new offices in 2006, two in Florida, one Century City, Greensboro, in North Carolina, as well as London, England. We are investing heavily in that business.

Our fee revenue growth was 12% year-over-year. But because of this yield curve, our NII was actually down slightly, so that the revenue growth doesn’t look strong. The expenses are growing rapidly because we’re investing in the business. And if you add salespeople, it tends to take about 18 months before they’re really profitable.

This is a business we love, it’s a business that will generate us great fee growth over time, and we’re going to continue to invest in it.

Capital ratios, pretty straightforward. They’re strong. The most important one would be the tangible shareholders equity ratio, and that is well within our stated guidelines of 4.25 to 5.25.

So to finish off, let’s just talk to our long-term financial goals, and clearly, on a combined basis in our new company, we’ll talk to those as well. We had a first quartile total shareholder return last year versus our peers, but we also had a very strong EPS growth.

And we weren’t first quartile, but we were in second quartile last year. We had 20% EPS growth. We had top-ranked customer service. We had about above median revenue growth versus our peers. Our operating margins are an opportunity, and we’ll be working on that over the next three years, both through the ongoing measures we talked about several months ago as well as through this merger. And ultimately, we want to be able to generate positive operating leverage, and we’ll be doing that.

So a strong year for the Company, good pipelines, and of course, we’re heading into the most important year of our existence, with the merger of Bank of New York. And at this point, maybe I’d hand it over to Gerald Hassell. Gerald?

Gerald L. Hassell: Thank you, Bob. And good afternoon, everybody. Sorry we’re running a little bit late. There was a traffic jam trying to get out of lower Manhattan coming up here. The president’s still in town.

Bob Kelly: I covered for you.

Gerald L. Hassell: Thank you. Beginning with the Bank of New York, and this first slide… let’s see. You’ll do it? 2006 was clearly a watershed year for the Bank of New York. We executed on a number of strategic initiatives that we’ve been talking to this audience about, and certainly amongst our management team for a number of years. Clearly, one of the most dramatic ones was the exit of the retail banking franchise, and swapping it for the corporate trust business acquired from JPM Chase.

It’s a terrific transaction, as I’ll get on to it in a few minutes. It’s on schedule, on track, and it’s [achieved] all of the objectives that we laid out for ourselves there.

Another key initiative was lessening our dependence around the volatility around equity trading. We accomplished that through the spin off of BNY ConvergEx into a new entity that’s more regulatory capital-friendly, and also in a vehicle that allows it to continue to grow more quickly and not subject ourselves to the volatility associated with equity trading activities.

I also might add that BNY ConvergEx bought a company with that transaction called Eze Castle, which is a trade order management system, principally on the desktops of hedge funds. And it too has achieved all of its objectives in terms of generating revenue growth and excitement in that space.

All of which put us in a position to do the Mellon transaction, something that’s been in our hearts and minds for a long, long time. And clearly having the stars and the moon and the sun all line up correctly, where both of our business models were getting closer and closer to looking alike to allow us to do this transaction, made all the sense in the world. And needless to say, we’re very, very pleased to have Bob and his management team as our future new partners.

It’s clearly positioned us to be the global leader in securities servicing and asset management. And clearly, that’s what the new Bank of New York is all about, and that was to position us to be the leader [across] securities servicing, asset management, and private wealth management services.

The emphasis is on higher growth, higher margin businesses, where we have the skill, the scale, and the competitive advantages to compete well into the future. And to be able to constantly drive our revenue growth rates at a better rate than we’ve been experiencing in the past, when we had some of the retail and corporate businesses pulling our growth rates down.

We also have improved our credit risk profiles very dramatically. It was not just through the reduction in the corporate book of bank loans, but also with the swap transactions, we lowered the risk profile even further by getting out of the retail and middle market lending business in the metropolitan New York area. That reduced loans by about another $8 billion right towards year-end.

And again, we’re positioned to realize on the investments that we’ve made in infrastructure. As we’ve said to you in the past, we’ve invested in an awful lot in data centers and infrastructures. All of that is completed now. We are in the process of retiring the old data centers and some of the old infrastructure, and now we’re running at a run rate in terms of an operating expense base around the data center and network environment at 2004 levels. And so that’s going to allow us to invest less quickly, or spend less money in technology and infrastructure going forward.

Now turning to 2006 on financial performance. We not only achieved the strategic objectives, we produced very strong financial performance at the same time. We demonstrated the success of our business model as all of our businesses achieved double-digit growth and revenues and operating income for 2006. It provides us excellent momentum going into 2007. We’ll cover that in just a few moments.

And clearly, 2006, from a shareholder return point of view, something that’s near and dear to my mind and our hearts, but yours as well, was just superb. And I think Bob had a similar slide as this. The Bank of New York’s total shareholder return for 2006 was up 27%, clearly beating the bank index and the S&P.

Now let’s turn a little bit to 2006 from a financial perspective. And I might add, we are in the process of sinking up our segment reporting so that we can deliver some of the same sort of financials that Bob just went through in terms of total revenues, operating expenses, and operating income by business segment. We’re not quite there yet, so I’m going to give you a little more high-level numbers as well as some specifics on individual business lines in terms of revenue growth rates.

Returning to 2006, on an EPS basis, up 10% to $2.26 a share. Again, it was across all of our main business lines. I also might add it’s not just in the fee category, but we saw tremendous deposit flows. The frictional cash that comes out of our businesses is the real thing that’s driving our deposit growth and our net interest income.

I think one of the things historically we’ve not done such a great job in sharing with you, we’ve talked about fee growth and then we talked about net interest income. Well, probably somewhere between 25% and 30% of the revenues in particular businesses has really been deposit spread off the frictional cash that comes through it. And those businesses are in the custody area and the asset servicing or investor services. It’s also in corporate trust, it’s also in DRs, and to a lesser extent, in broker/dealer services.

So we’re going to break out for you in the future where that net interest income should be applied to those business segments to give you a better feel for where it’s coming from. Clearly, asset quality is just in superb condition right now. And in our company, it is still very, very benign. Our non-performing assets are down to $38 million for a balance sheet of $103 billion, just an extraordinarily low level. We feel very confident about our ability to manage that risk going forward.

I also might add that international — something that’s of great interest to everyone — our international revenues, our revenues outside the U.S., are now about 26%, 27% of our total revenues. On a combined basis, you’re going to see that ratio improve over time, because clearly, the rates of growth outside of the U.S. are much stronger than in the U.S.

Two main measures I think for you to think about when you try to gage the performance of the company, as well as to think about future revenue growth, are assets under custody and assets under management. The higher levels we have of that that’s under custody, the greater revenue opportunities we have in things like foreign exchange, securities lending, net interest income, and cross-selling other services.

You can see here, assets under custody have grown at a compounded rate of 16% over the last three years. It actually accelerated in 2006. And you can see the cross-border assets are up even higher. And the cross-border assets are even more important because you have more revenue generating opportunities out of those cross-border assets than you do domestic assets.

Last year alone, those cross-border assets grew by 38%. So I think, again, it’s reflective of the power of our business model, and us being able to capture those cross-border custody appointments.

Assets under management, we’re up 18% on compounded rates over the last three years. The principal growth for us in this space has been in the alternatives. Ivy Asset Management, Alcentra, Urdang, our boutique asset management units have clearly done a great job in attracting new assets under management. And with the new combined company, I’m sure as Bob covered, we’re going to be the tenth largest in the world, the fifth largest in the U.S., with the entire spectrum of capabilities bringing to bear in the asset management arena.

Turning to the fourth quarter itself, a little more particulars on some of our main business lines. You can see we had strong fee growth, and this just is the fee component I might add, it’s not net interest income as well as fees, it’s just the fee side. So private banking and asset management, we’re up a very strong 42%. Part of that was a lift from acquisitions, but an awful lot of it was from organic growth with Ivy and Alcentra.

Issuer services, it’s the combination of corporate trust and depository receipts. Both were extremely strong on a year-over-year basis. Corporate trust, the organic growth alone was probably 18%, 19%, not counting the JPM acquisition. And depository receipts, just knocked the cover off the ball all throughout the year. Trading activity was very high, we’ve maintained our market share, we were able to benefit in that flow.

Broker/dealer services, up 16%. Investor services. This is the fee component of the custody business. It was up 10% over a year-over-year basis. I’d suggest to you that revenue growth was actually grater than that, because part of that net interest income growth, 31%, was largely driven by corporate trust and custody, i.e. investor services. So on a combined revenue basis, a very healthy double-digit growth in investor services year-over-year.

And then Execution and Clearing is now principally Pershing, because the execution business has been sold off, and we saw a very nice growth in the fee component. And again, net interest income is an important component of Pershing’s overall revenues.

I think the other important point of this — and while it shows only 9% growth rate in the arrow here — I think it was just to remind you we expected to have a $0.3 to $0.4 dilution in our EPS from the corporate trust swap. And so this is still reflective of 9% growth, including the dilution from the corporate trust swap. So a very, very healthy double-digit growth in EPS on a year-over-year basis.

We still like the global trends. They’re very, very strong. They’re working in our favor. I’d like to highlight perhaps two in particular, and that’s the globalization of investment activity and the investment industry. Investment managers, all of you around the world are really looking to manufacture product across border. As a result, you have increasing servicing requirements, and that plays to our strength.

I think the other main component is the search for enhanced performance. Again, investment managers all throughout the world are searching for investment performance, and they’re looking outside of their home territories, outside of their home markets, and away from traditional long-only investments. Whether it’s alternatives, real estate, CDOs, whatever the case may be, all of these trends require a higher level of servicing, which plays to our strength. Where we have the servicing capacity and knowledge and skill sets to really serve that investment manager on a global basis.

We also have a broad set of institutional services for any type of institution out there. Whether you’re an issuer of securities or an investor of securities, whether you want to execute a trade or whether you want to move to cash, we have the capabilities. We clearly have the broadest set of services any institutional participant in the capital markets has.

We have the capabilities to deliver it. And we’re either number one, two, or three in each one of those categories, all with very strong growth rates. Clearly, private banking and asset management is an area of great interest to us, where we’ve made a number of investments. And the combination with Mellon Financial Organization clearly makes us a very, very key player in private banking and wealth management in the U.S. And as I said, a top ten provider globally.

Now last year, we talked about six major growth initiatives within our company that have good, strong, organic growth capabilities. I’m not going to cover all six. I’m going to cover perhaps three of them fairly quickly. So the first one is depository receipts. Just a spectacular year in 2006. Trading volume reached an all time high of over $2 trillion of trading activity throughout 2006. the prior high, just for reference, was the year 2000 at about $1.2 trillion. So you can see the trading activity of cross-border investments is clearly very, very strong.

The Bank of New York represented half of that trading volume throughout the world. We’ve managed to garner about 64% of the new successor programs being issued into the marketplace, and 61% of all the DR capital raising activities. But clearly, one of the things that’s driving DRs for us is participating in that trading flow. It’s a much more sustainable, much healthier level of revenues to the Bank of New York than in year 2000, when we didn’t see nearly as much trading, but we saw a lot more corporate action.

And so corporate actions tend to be one time events, whereas trading volume, we think is very, very sustainable along into the future. And again, we participated I half of that trading volume throughout the world.

Hedge fund services, another area of strength and growth for us. When we stared in this business about four years ago with an acquisition, we had about $16 billion of assets under administration. We passed the $100 billion mark at the end of last year. We have the full grasp of banking and administration services.

And I might add that we do many more things with hedge funds other than simply providing accounting and administrative services. We’re also providing clearing, collateral management, execution, cash transfer services, money market services. So we have a full breadth of capabilities to bring to bear to the hedge fund industry, and hedge fund services is just one barometer of our success there.

The next item is RIA. RIAs, we’re now up to about $64 billion of assets under administration, and we have over 450 RIA relationships. And we’re now breaking into the top three providers in that space. Schwab is clearly the leader, Fidelity’s next, and it’s our sales and TD Ameritrade who are ranked — basically tied for three.

We’ve got 56% growth in assets under administration in one year alone. So all of the objectives that we laid out for a year or two ago, we, in fact, have been delivering on.

And last, but not least, I can’t leave any presentation without talking about corporate trust. We are very, very excited about this business. We think we’ve timed the swap perfectly. The growth in issuers around the world continues. The specialization and the globalization of corporate trust activity is tremendous, and the combination of what we acquired and what the Bank of New York already had puts us in a tremendous position on global products, structured products, CDOs, where all the growth is occurring.

They said earlier existing corporate trust revenues, organic growth within the Bank of New York was 18% over the course of last year. And we think we can maintain that momentum. Annualized revenue running rates for this business now is over $1 billion for us. So it’s high growth, high level of activity, we’re clearly the number one provider in the world in this space.

And certainly, the — I also want to mention the conversion itself, which I’m sure Tom will get into in a minute — is well on track. We’ve already converted about 40% of the business, and we expect the full conversion to be done prior to the close of the Mellon transaction.

So in summary, the new Bank of New York has a much sharper focus. We’ve really focused on enhancing our growth and profitability measures, and we’ve improved the risk profile. And we’re extremely confident that we can deliver on our financial performance that we’ve talked to you about in the past.

So with that, let me turn it over to Tom.

Thomas A. Renyi: Thank you, Gerald. And thank you, Bob, as well, for, again, bailing us out there in the beginning. As well as I have to say thank you for such an extraordinarily strong quarter and year. And I can tell you that the BK shareholders are even more excited about this opportunity of this merger, given the fact that Mellon Financial has such a strong momentum, as evidenced by Bob’s comments and certainly the strong environment that we have going into the new year.

But as you just heard from both Bob and Gerald, we are putting together two organizations that are growing, that are already delivering strong performance, and again, are already executing on the opportunities that, in fact, are available to each one of them.

Separately, I think you’ll see that both companies clearly have some excellent, some very good growth opportunity. But on a combined basis, those prospects are nothing short of exceptional. And I think that’s really what this transaction is all about, and really, my role this afternoon is a very, very pinpointed one. And that is, really, to talk a little bit about the transaction itself and some of the attributes and some of the benefits that we see coming out of this transaction.

What we are doing here is creating a growth machine, and an accelerated one, beyond and above anything that we could achieve individually. Together, we really see ourselves, Bob, Gerald, and I are creating, really, a new category of trust and custody provider. One that will set the standards in terms of service, financial performance, and ultimately shareholder value.

As Bob indicated, really, at the very top of our conversations, and certainly on December 4th when we announced this transaction, we will be one of the few, if any, large cap financial growth companies in the industry.

Now the chart before you we also commented on, on December 4th, when we announced our organization, and you can see that this new organization has been designed, and we feel incredibly optimistic that it will deliver superior value to both shareholder bases. From a strategic standpoint, the merger clearly creates a global leader in securities servicing, asset servicing, and asset management.

And we’re going to be positioned to capture more of our share of all those fast growth opportunities that exist. The merger, financially, will be quickly and strongly cash accretive to both shareholders, and offer substantial cost and revenue synergies. And I might add, again, those revenue synergies not built into the model that we’ve offered to you.

But the real power of this merger comes from the combining of the two businesses that are so similar, in terms of business mix, business focus, and service culture. Yet, these businesses are also quite complementary, highly complementary, here. Both in terms of services, in terms of systems, client bases, and as well as, again, opportunities.

On the integration front, we’ve got a focused and experienced management team that is dedicated and devoted to the integration effort to its completion. We’re taking methodical approach to insure that we are doing it right for our client base.

On the next slide, some of the compelling strategic attributes that we’ve got here. Now, I think you can see for yourself some of the statistics that I won’t get into, in terms of detail, but I want to point out that probably the most important statistic that we’ve got here are those that refer to our leading client service cores. And again, Bob, I think was very articulate, very pointed, in what Mellon Financial has been able to develop into a service-oriented, quality service-oriented culture. And again, as Gerald indicated and I can certainly confirm, we are doing that very same thing at the Bank of New York. So again, on a combined basis, that is the basis of our success in the future.

Certainly, being the biggest in our business will give us the benefits that are related to scale and the breadth of expertise that we bring. But being the best in the business will really position us to capture more, again, more than our share of the growth in this market space.

It’ll attract sophisticated clients, and it’ll maximize the penetration of our value-added products that we will bring to bear here. Furthermore, our model will be focused on high-return businesses, offer increasing diversification than we’ve had in the past. So it adds up to a high quality international franchise that is focused on shareholder value.

But we also have compelling financial rationale, as well. The transaction, again, is immediately accretive on a cash basis, and on a GAAP basis, it will be accretive in 2008. We will begin to be able to generate significant excess cash for reinvestment, we will have truly compelling — it has truly compelling inherent IRRs on both sides of the transaction and on a combined basis. And we feel we have the clear potential for multiple expansion.

Now all of this, though, does not, in fact, rely on — yet I think we still have some very clear and very obvious revenue synergies. In fact, I just have to say that over the past two months, in terms of the planning conversations that these two organizations have, we continue to find even more. We do see this, at the end of the day, a lower risk transaction.

The teams that are leading this integration have done countless large scale integrations on both sides of the organization, and they bring them ahead of budget, on schedule and ahead of budget. So I think that, in fact, the risk associated with this is quite, quite definable.

Let’s talk a little bit about the business mix itself. As you can see on the title of this slide, we’ve got a balance and complementary set of business lines. They are focused on high returns and low capital-intensive businesses. On a pro-forma basis, all four major business lines here contribute, as you see, in excess of 20% of our pre-tax earnings on a combined basis.

And within several years, we’ll be able to generate in excess of $3 billion of net income. And that’s going to provide meaningful levels of capital for reinvestment purposes to support, again, our organic growth and an attractive dividend policy, and certainly some stock buybacks.

Let’s talk a little bit about revenue synergy, though. I think you can see just on this chart — and I think this is a very essential chart here for you to review in terms of the attributes of our transaction — that the income realization from our existing client base is really extraordinary.

This is the transaction based on cross-sales, being able to take the breadth of Mellon’s asset management products and services to our, the Bank of New York’s asset servicing clients. Taking the bank of New York’s global market products to Mellon’s asset servicing clients, Mellon has superior risk services that really will be applied to each and every one of our asset servicing clients, and we will be able to leverage Pershing’s distribution network that it has 5 million shareholder accounts, over 1,500 IVDs, and be able to deliver Mellon’s asset and wealth management product lines.

And lastly, we can, in fact, be able to leverage the Bank of New York’s credit relationships to, again, distribute Mellon’s domestic cash management businesses, which are clearly superior in the marketplace. Together, we’ve got more opportunities to expand our existing relationships, clearly, open some new doors, and accelerate the revenue growth.

Let me turn a little bit to the integration process itself. We think the linchpin of our — the success of this transaction, and certainly in the first couple of years — will be the success of our integration. And we’ve put an awful lot of effort into it already, and within the past two months. As we say, both externally and certainly internally, the byword here is doing it right for our clients and our staff. Now, what does that mean?

What it means is that we are insuring that the new organization and its systems, capabilities, truly do reflect the best of each one’s capabilities. It’s not balanced. It’s balanced in terms of the effort, in terms of the discipline process. But in terms of trying to bring together the attributes of each, it is very much the best in class in each.

It also means that we’re going to communicate all this to all of you externally as well as internally, and in particular to our clients, in a very timely way. We will deliver the benefits of the combined company as quickly as we possibly can, but again, in a very disciplined and very thoughtful manner. Again, minimizing any disruption that we can possibly provide.

We’ve got a dedicated integration team that keeps the front line personnel, what they should be doing, and that is focused on the clients. Now, let me talk a little bit about that on the next slide here, which is really what is the basic structure of our integration effort here.

We’ve got at the top the house, a merger integration committee that I oversee, managed by co-heads. Two of our most experienced operating managers in both Mellon Financial and Bank of New York. We have overall accountability for the integration planning and its execution, facilitating the decision making on Bob and Gerald’s behalf.

We’ve got a merger integration product management office. We are about to retain a consultant firm to provide us the infrastructure for the day-to-day oversight of integration planning and execution. And we’ve got a planned organizational design effort by, again, dedicated businesspeople for both the business units as well as shared services.

I think that the bottom line here, in terms of December-January, you see this time line. Since we’ve announced the merger on December 4th, We have, as the integration team, have met every week, several days a week, specifically on planning the teams, establishing the teams, and beginning that planning effort. As you see in the February-March time frame, really focusing on the organizational design. Choosing the management of our organization, at least in the top two, top three down levels, that will take place. It has begun, and we will be making those announcements very, very shortly.

And all this to one point. And that is, early in the third quarter, when we close on this transaction, we are ready to roll, and we are ready to win in the marketplace.

Now, I think in our conversations with all of you, really beginning on announcement week, there’s been really one topic that has been, I think, top of mind for many people. And that is client retention. And that is one, therefore, we have, in fact, taken very seriously, and have devoted a significant amount of thought to as well. Certainly even before our announcement, but certainly now, after we’re here.

And here’s a couple of slides which tell you why we are so optimistic, why we, in fact, will retain our clients. And as Bob indicated, another one of our mantras is, “Lose no client.” And that is our intention here. But what you can see here is that we have very highly complementary businesses, very highly complementary skill sets.

And asset servicing, I think, is one of the key elements here. And I think it reveals, again, the complimentary nature of our business. The Bank of New York is very strong in its global custody. We’ve got real-time global technology, particularly strength on value-added services. There’s the foreign exchange, securities lending, execution services.

The Mellon organization brings some terrific accounting performance, analytics, risk management capabilities, and a great client information delivery front end. Again, here, best of breed. Combining the best of both organizations will result in a better product, a better service, higher quality service, all pointed specifically for the benefit of our client.

We have no disagreements on this between the organizations. The client is the beneficiary in everything we do in this instance. And given the complementary nature of our skill sets, it’s actually quite obvious to be able to portray this.

But look at the second slide, because not only we’re complementary in terms of the services that we offer, we are also complementary in terms of our client base. And why is that important here? You can see that, in fact, the Bank of New York has been — and it looks like we’re mission here on the top — the Bank of New York, we have the title of the Bank of New York on the far left column, Mellon, and then on a combined basis. So you can see then, the complementary nature here, in terms of where the Bank of New York is strong and where Mellon is strong.

So from a client perspective, there really isn’t any, what I would call a jump ball here, in terms of who has the better products, who has the better penetration. It’s pretty clear. There’s no debate. So I can’t say that this is an easy transaction, an easy integration, but I can say that it is straightforward. There is not a lot of hand-wringing here in terms of who’s going to do what in this organization. We can get it done.

So finally, let me turn to the last item, which is really a reprise here of what we said at the very first of my presentation here, is to what are the strategic financial and operational benefits of this transaction, and why we feel so strongly that we can accelerate our growth here. So with that, I think at the end of the day, what we are creating here is a global financial services growth company. We’re very clear about how we’re going to do it, and we are executing today, and we’ll continue to give you progress reports throughout the next several years, particularly on the integration effort.

With that, I think we’ve taken up our time. And I think we have some time for some questions, though.

+++ q-and-a

Unidentified Audience Member: Tom, you mentioned in your presentation that you’re finding even more revenue synergies as you go along here. Could you maybe extrapolate on, elaborate on a few of those?

Thomas A. Renyi: Well, I think what I’m saying here is that as we begin the planning process here, as we’re going through the planning process, I should say, and in fact comparing the relative — the processes by which we go through, and digging down a bit deeper in terms of the services that we offer, we’re seeing greater opportunities to cross-sell. We’re seeing that there is even greater synergies here than we could have seen. [Inaudible] that Bob and Gerald and I did it at the top during our negotiating process. Bob, maybe you have some comments, I’m sure.

Bob Kelly: Just a couple of thoughts on that. One of the things we’re able to do now, is we’re able to spend a lot more time with each other. We can’t actually share customer information on pricing, of course, that’s slightly illegal. In fact, extremely so. But what we can do is we can do an awful lot of planning, and each one of our businesses now are doing off-site sessions, that are sitting down and talking about, “Tell us about you, we’ll tell you about us. What are the opportunities going forward?”

We’re learning about each other, we’re starting to put together some plans. And one of the things that Tom is going to be doing over the next year or two as we get integrated is making sure that we capture all the revenue synergies. We have a number of different streams of activity underway where people are really excited about where we can actually generate them. But it’s just like cost synergies. We want to make sure we nail all the revenue synergies as well. So it’s one of the new, exciting things as people start to learn more and more about each other every day.

Thomas A. Renyi: I think that’s important, in terms of the dedication, because we have identified two dedicated executives, senior people, who have been with the company for quite a few years, which have an understanding of the breadth of our services. And those are the people that we are going to be holding accountable to in fact achieve those revenue synergies. So, I think as Bob had said, one of the other [matches] here is accountability. We are holding people accountable for delivering. Yes?

Unidentified Audience Member: When State Street did their [inaudible], they were also very focused on retaining clients and they did a good job there. However, new client growth was perhaps somewhat disappointing. So is retaining all clients also going to mean winning, perhaps, relatively few new clients?

Thomas A. Renyi: Well, I think, in fact, those organizations — Bob, maybe you and Gerald ought to [inaudible]. You both made specific comments in the earnings calls on these matters.

Bob Kelly: Start off, Gerald.

Gerald L. Hassell: Yes, why don’t I start off. First of all, there’s a lot of businesses that are unimpacted by this merger. So things like corporate trust and depository receipts and broker/dealer clearance and cash businesses, et cetera, there’s nothing that slows down or stops the growth in those areas.

The area that people talk most about is in the asset servicing side. We both announced that since the merger date announcement, I think we said in our earnings call that we won something like 140 pieces of new business, about $95 billion of assets under custody. As a barometer of the type of momentum that we have still going on in the company. And these were mandates that were awarded post-announcement. So we think we can continue that momentum while still serving our client base.

Bob Kelly: We’re not hearing from clients that they’re to going to deal with us because of this merger. As long as you provide great customer service, and you continue to have the same account officers [inaudible] clients, and as long as you don’t do anything bad to them, don’t execute [inaudible] on the execution, we think we will have higher revenue growth than we would have otherwise if our companies were not together. So I like the momentum we’re seeing. The pipelines are good, we mentioned on the fourth quarter call that we had 12 new mandates since the announcement of the transaction on the custody side, and that’s $50 billion in new business.

And this is really about a merger, the most difficult activity is going to be in the asset servicing custody space. That’s about 25% of our revenues. Most of our businesses, as Gerald said, are untouched. Or, there are small bolt-ons to each other’s businesses that tend to be larger, or more dominant.

Gerald L. Hassell: One final point, and I’ll be very quick. We’re not naïve to think we’re not going to be in for a dogfight. And so we are well prepared, our relationship managers are well prepared. Service excellence is the top of our list, in terms of working with our existing customers and future customers. So we’re preparing for a tough competition.

Bob Kelly: And what we’re going to do for you to make it easier to see in a very transparent way exactly how we’re doing. It’s not just the financials that Gerald talked about to have full transparency in financials, on income statements and metrics, but we’re going to actually come out, at some point here in the reasonably near future, with merger metrics, as well.

And give you a high sense of not comfort perhaps, at this point, but knowledge that these are the metrics that we’re going to measure ourselves against, and we’re going to report them for you every quarter so that you will know exactly how we’re doing and against our expectations.

Part of it’s going to be customer service, part of it could be something like win-loss ratios. And we’ll be thinking about other measures as well. But we want to make sure you have total transparency and we think we are going to produce a very good story for you, as we continue to merge our two new companies together.

Unidentified Audience Member: Yes, this is a question for Bob. It was always rumored for many years and speculated Bank of New York was going to buy another large trust bank, and as everyone knows, banks are sold, not bought. And then you’ve been recently appointed the COO of Mellon. What was the reason, so quickly, to merge. What was the reason behind it for the merger and the speed of the merger? And what do you see as far as advantages and disadvantages to being on your own?

Bob Kelly: It’s a good question. When I first arrived at Mellon, we spent a lot of time with the management group and doing strategic reviews of each one of our business lines, in terms of, what is the space that we’re actually in? What’s the global growth rate of that revenue pool? Who are our major competitors? How are we doing against those major competitors? What are our strengths or weaknesses? Et cetera, et cetera. And ultimately, what did we think we could actually generate as revenue growth and margins in each one of those businesses going forward into the medium-term?

In doing so, we felt pretty good about the opportunities for Mellon. But there was one lingering question on the table, and that lingering question was, “We feel really good about the asset servicing business, but do we really have enough scale over the medium-term?” And that was the question. And we left it out there and said, “Okay, well, we’re doing extraordinarily well this year, we did last year. The outlook for the next three years looks very strong, but it’s difficult to see further into the future, of course.” At some level, scale does have to matter in this business, and Tom did give me a call back in September and put the issue on the table, and said, “Let’s talk about it.”

And we did meet several times, just the two of us, and we eventually expanded it to each one of our business groups. And frankly, when you actually sat down with each one of our business heads, every one of them said it would have been additive to our growth rates, from a revenue perspective, as well as to a bottom line perspective.

And, of course, it provides us with an enormous amount of free capital that we can either use for a stock buybacks or reinvestment for organic purposes, as well as to make acquisitions. We are in a business — asset management and asset servicing are globally expanding businesses. This isn’t a cyclical phenomena, it’s a [sectlical] phenomena. It’s going to happen for decades to come, in my view, throughout Europe and then around Asia. Scale matters, free capital matters, service quality matters, and the very strong precedent — Gerald and I were moving around the country and over in Europe — was we never heard one buy side analyst say this didn’t make strategic sense. It does. And we have to think long-term, and we think this is a superb long-term growth story for our new company. Tom, anything you’d add?

Thomas A. Renyi: Certainly, the only thing I could add to that, Bob, is, in fact, as you surveyed your executive management team, I did the same. And I have to say notwithstanding the momentum that the Bank of New York has, and all the things that have happened very recently, ‘06 was an exceedingly eventful year with the swap transaction, with the BNY ConvergEx transaction.

We saw ourselves having a very good ‘06 and really setting ourselves up for the future. But having said that, with Bob’s willingness to at least have the conversation, I made darn sure that our executive teams felt that same way, and to the person, they did. So there was unanimity in terms of the benefits that would accrue to both organizations to do this. And really, again, extrapolate the inherent growth rates that each one of us had very recently experienced and can project.

Bob Kelly: It was interesting. The more you get into it, the more it felt to us that the Bank of New York was a little bit like Mellon was 18 months to two years ago. They are going through a number of changes, spinouts of businesses, adding other businesses, and it was clear to see what the revenue and earning trends. It was exactly how we felt not that long ago. And in the end, we felt Bank of New York’s franchises weren’t only strong, but they were undervalued.

Thomas A. Renyi: I certainly feel the same way. In fact, the way that we described it in the house, is that both organizations, over the last decade, had an awful lot of baggage. And in both cases, very successful in being able to relieve ourselves of that and provide a very, very concisely, clear-cut strategy on both sides to be able to present that to each organization. Make it that much more obvious to everyone.

Unidentified Speaker: I have another question.

Thomas A. Renyi: Yes, sir.

Unidentified Audience Member: You’ve outlined, or hinted at, a lot of potential revenue opportunity [technical difficulty] entity. I’m just wondering, in terms of the investment required to capture that, is that covered or included in the $1.3 billion restructuring, and presumably, it’s going to require some ongoing investment. So how much of the estimated $700 million in expense savings is going to have to be reinvested on an ongoing basis to capture that?

Bob Kelly: We haven’t defined — in the end, we don’t know [about] all the revenue synergies are at this point. We have pools of them that we know that potentially could be quite attractive. The way we simplistically think about investment in businesses, a stock buyback is probably worth 10%, 11%, 12% IRR instantaneously, and it’s guaranteed, which is nice. But if we see opportunities internally that can produce IRRs in the high teens or twenties, we’re going to be really interested in doing that, vis a vis stock buybacks.

Having staid that, though, when one looks to the mix of what we do with our excess capital, it tends to be a little bit to support the balance sheets, as neither of us have very much balance sheet growth. We tend to see good organic growth opportunities that we try to capitalize on quickly, particularly if they make money quickly, and the IRR is very attractive, and everything else we buy back stock on. And we want to maintain a pretty steady capital ratio, so it’s difficult to predict.

It appears that most of our revenue opportunities here are not capital-intensive, that’s what’s exciting about this.

Gerald L. Hassell: And then, certainly, none of them would cause us to lessen our cost synergy targets.

Unidentified Audience Member: But I think what you were referring to was what hits the bottom line in the end. And what I’m talking about is, will that $700 million hit the bottom line, or if some of that is going to be reinvested?

Gerald L. Hassell: We’ll probably reinvest some of it, no doubt. But you shouldn’t doubt our ability to get to that $700 million, and if we are going to reinvest anything, it would only be if we think the returns are substantially in excess of what we could do for you otherwise. Do I have a number for that? No I don’t, at this point. That’ll take probably six months to a year to really flesh out.

Unidentified Speaker: We have another question, please. Yes, sir.

Unidentified Audience Member: Was there any independent outside consultants, such as the McKenzie, that was asked to take a look at both companies and their businesses? And/or will there be, if there hasn’t been already?

Gerald L. Hassell: From the Mellon standpoint, we use consultants kind of liberally at a very focused place. And that is to get industry data and get peer data. I’ve always been a little hesitant to using consultants from the standpoint that they can be very expensive, of course, and I’ve seen other companies where they’ve turned it into an abdication of management accountability for actually coming up with strategies.

We will be using consultants in our new company to help us with some of the structuring of the biggest problems, or the biggest opportunities we have in our company, but mainly just from keeping us — just from the perspective of keeping us organized, and making sure that our data is accurate.

What we want is our business heads and our shared services providers providing the thought leadership of making sure that we really deliver for shareholders longer-term, if that’s helpful at all.

Unidentified Audience Member: Thank you.

Unidentified Speaker: Do we have another question?

Unidentified Audience Member: I know you’re still integrating, but what are some, maybe some holes, product gaps, that you may need to address in the future?

Gerald L. Hassell: Holes, or product gaps, the nature of our businesses are such that we’re always trying to innovate and think what the market is looking for. And [pace] staying close to the customers is what’s going to drive us in that direction. In terms of priorities of future investment, and I think at the top of the list is going to be further build out of asset management and some of the product line gaps that may exist there, although it’s a fairly full offering.

We can see some opportunities to enhance the asset management space in particular. The asset servicing side, that’s principally organic investment. It’s not acquisitions, per sé, if we can find opportunities to grow more quickly in Europe and Asia through some level of acquisitions, we’ll pursue it, but most of it’s going to be product development and around meeting the market needs.

So there’s always things on the drawing board that we want to get accomplished to enhance the growth. It’s a long laundry list of things, but as I said, the priority for investment of major capital dollars will come in those areas that I just mentioned.

Bob Kelly: And we view the revenue synergies to be a low hanging fruit, and we want to make sure we get them. Just one thing I would add — another question?

Unidentified Audience Member: I’m pleased to add what you [want to ask], I certainly won’t interrupt, but would there be one product gap, perhaps, the index business in asset management, or is it an area you maybe should stay away from?

Bob Kelly: Index products, of course, is growing rapidly but its profits aren’t. It’s a pretty skinny business. And we believe in asset [inaudible] and active asset management and adding alpha. And that’s what we are focused on, that’s what we’re going to continue to do. We do have some product gaps that we’d like to fill in over time, but they’re not major. We are a global company, with fabulous revenue synergy capabilities, and we want to make sure we get them. The highest priorities for us are the integration [calls] from revenue standpoint and an expense standpoint. By the way, one thing I should mention is I’m now spending at least a day a week in New York, Tom and Gerald were good enough to give me an office down at 1 Wall Street, and I have a phone and a PC which I’m going to figure out eventually.

Thomas A. Renyi: We’re not charging for it.

Bob Kelly: I know. It’s very impressive. What Tom and the team, and our senior management team has done a fabulous job of setting up what I think is a best in class integration capability. And I’ve got to tell you, it’s making Gerald and my job a lot easier. Tom and the team meet formally every Thursday morning, and then in the afternoon, Gerald and I get together with Tom and the two co-heads and we debrief everything. They come to us with lots of ideas and recommendations. We kick them around, we implement quickly, we want to be crisp in making our decisions. I think there’s just great teamwork evident through the company, and I just want to thank Tom for everything he’s doing here, because he’s making our lives easier so we can stay focused on generating revenue and doing a great job with our customer base.

Thomas A. Renyi: That is certainly the goal here. To ensure that the front line management team of Bob and Gerald do what they’re supposed to do and that is operate their companies. I respect that they should be able to service their clients on a respective basis, and for us to be able to facilitate decision making on Bob and Gerald’s part. They’re the management team going forward, they need to make the decisions, we’re there to make sure that they do it in a very timely and crisp fashion with all the necessary information that they should have. Any final questions? If not, then on both Bob and Gerald’s behalf, I thank you very much for your interest this afternoon, and again, one of the mantras we have is communication, and we intend to continue to do that with all of you on a very consistent and thorough basis. Thank you.